EXHIBIT 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	April 28, 2006

Seabridge Completes Acquisition of Noche Buena Gold Project
Independent 43-101Technical Report to be Filed

Toronto, Canada… Seabridge Gold announced today that it has completed the acquisition of Hecla Mining Company’s 100% interest in the Noche Buena gold project located in Sonora, Mexico for US$4,350,000 in cash. As part of its due diligence on the project, Seabridge commissioned Resource Modeling Inc. (“RMI”) of Tucson, Arizona to prepare an independent National Instrument 43-101 Technical Report on the project. The Technical Report will be filed on SEDAR.

RMI reviewed all available project data, including historic resource estimates, and concluded that the information was sufficient to state a mineral resource under National Instrument 43-101. The following table provides RMI’s estimate of gold resources at Noche Buena as of March 31, 2006:

Noche Buena Gold Resources at 0.30 gram per tonne cut-off
Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
21,867	0.81	569	14,031	0.68	308

For details on this resource estimate, please see Seabridge’s news release dated April 3, 2006.

Gold resource estimates included herein for Noche Buena were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and is a Qualified Persons as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please see visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone:  (416) 367-9292    Facsimile:  (416) 367-2711    www.seabridgegold.net

which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.